 October 21, 2020

Christine Dietz, Senior Staff Accountant
Frank Knapp, Staff Accountant
Office of Technology
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:

TIM S.A. (successor to TIM Participações S.A.)

Form 20-F for the Year Ended December 31, 2019

Filed May 1, 2020

File No. of TIM S.A. (successor): 001-39570

File No. of TIM Participações S.A. (predecessor): 1-14491

Dear Ms. Dietz and Mr. Knapp:

By letter dated September 23, 2020, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2019 (the “2019 Form 20-F”) of TIM Participações S.A. (“TIM” or the “Company,” also referred to in this letter as “we”) filed with the SEC on May 1, 2020, as amended.

Our responses to the Staff’s comments on the 2019 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and the numbered comment from the Staff’s comment letter in bold face text. Our response follows the comment.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to the Financial Statements

Note 26. Net revenue, page F-71

1.	Please revise to disclose that gross operating revenue as presented is a required disclosure pursuant to Brazilian Corporations Law and permitted by the Comissão de Valores Mobiliários (the “CVM”). Refer to IAS 1, paragraph 112(c).

Response:

We respectfully acknowledge the Staff’s comment and will revise the notes to our financial statements in our future filings to disclose that gross operating revenue as presented in our financial statements is a required disclosure pursuant to Brazilian Corporations Law and permitted by the CVM.

2.	We note your response to prior comment 1. While we understand that disclosure of gross operating revenue is required by Brazilian Corporations Law, it is not clear why you include it in your discussion of operating performance within Item 5.A. Operating Results of your Form 20-F. Please explain.

Response:

We respectfully acknowledge the Staff’s comment and will revise “Item 5.A.—Operating Results” of our Form 20-F in future filings to remove the discussion of gross operating revenue as a financial statement line item or revenue metric.

**************

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Nicholas Kronfeld of Davis Polk & Wardwell at 212 450 4950, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer
TIM Participações S.A.

cc:	Nicholas A. Kronfeld (Davis Polk & Wardwell LLP) Drew Glover (Davis Polk & Wardwell LLP)

Via EDGAR